SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

__	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to ___________________ to ____________________

Commission File Number 001-11155

WESTMORELAND COAL COMPANY

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:
          Westmoreland Coal Company and Affiliated Companies Employees' Savings/Retirement Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
          Westmoreland Coal Company, 2 North Cascade Ave., 3rd Floor, Colorado Springs, CO 80903

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Independent Auditors’ Report

The Retirement Benefits Committee
Westmoreland Coal Company and Affiliated Companies:

We have audited the accompanying statements of net assets available for distribution to participants of the Westmoreland Coal Company and Affiliated Companies Employees’ Savings/Retirement Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for distribution to participants for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for distribution to participants of the Plan as of December 31, 2002 and 2001, and the change in net assets available for distribution to participants for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year), reportable conditions, and nonexempt transactions are presented for the purpose of additional analyses and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
June 6, 2003

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES'
SAVINGS/RETIREMENT PLAN

Statements of Net Assets Available for Distribution to Participants

December 31, 2002 and 2001

	2002	2001

Investments at fair value:
Westmoreland Common Stock Fund:
Westmoreland Common Stock	$2,814,267	1,778,505
Temporary Investment Fund	2,841	26,774

	2,817,108	1,805,279

Westmoreland Preferred Stock Fund:
Westmoreland Preferred Stock	318,510	186,618
Temporary Investment Fund	--	4,043

	318,510	190,661

Common/collective trust funds	8,700,061	7,625,386
Participant loans	535,782	486,177

Total investments	12,371,461	10,107,503

Receivables:
Participant contributions	85,297	86,014
Employer contributions	84,365	35,785

	169,662	121,799

Net assets available for distribution to participants	$12,541,123	10,229,302

See accompanying notes to financial statements.

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES'
SAVINGS/RETIREMENT PLAN

Statement of Changes in Net Assets Available for Distribution to Participants

Year ended December 31, 2002

Additions to net assets attributed to:
Company contributions	$1,166,110
Employee contributions	2,833,944
Employee rollover contributions	95,600

4,095,654

Investment income (loss):
Interest and dividends	115,640
Net depreciation of investments, including realized and unrealized gains and losses	(1,600,142)

Total additions	2,611,152

Deductions from net assets attributed to:
Distributions to participants	275,647
Loan distributions	19,629
Administrative expenses	4,055

Total deductions	299,331

Net increase in assets available for distribution to participants	2,311,821

Net assets available for distribution to participants:
Beginning of year	10,229,302

End of year	$12,541,123

See accompanying notes to financial statements.

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)     Summary of Significant Accounting Policies

(a)	Basis of Financial Statement Presentation
The Westmoreland Coal Company and Affiliated Companies Employees’ Savings/Retirement Plan (the Plan) is a defined contribution plan sponsored by Westmoreland Coal Company (Westmoreland) and its affiliated companies (the Company or Employer).

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for distribution to participants and changes in those net assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets available for participant benefits during the reporting period. Actual results could differ significantly from those estimates.

(b)	Investments

Westmoreland common and preferred stocks are recorded at quoted market values.

The Temporary Investment Funds, and participant loans are valued at cost, which approximates fair value.

The Janus Adviser Balanced Account, S&P 500 Index Fund, Large Cap Value/John A. Levin & Co. Fund, Large Cap Growth/Morgan Stanley Fund, Small Cap Growth/Times Square Fund, Small Cap Value/Berger Fund, International Blend/Bank of Ireland Fund, and CIGNA Lifetime Funds are recorded at fair values based upon quoted market prices of the securities underlying the funds.

Investments in the Guaranteed Income Fund are recorded at contract value because the contracts are fully benefit-responsive. As such, participants may direct the withdrawal or transfer of all or a portion of their investments at contract value. The fair value of the investments in these funds is estimated to be approximately equal to the contract value at December 31, 2002. The average yield of the Guaranteed Income Fund for the year ended December 31, 2002 was 4.6%. The interest rate at December 31, 2002 and 2001 was 4.6% and 5.99%, respectively.

The Company is restricted by certain debt covenants from paying dividends on its common stock. Further payment of common stock dividends is not permitted until preferred stock dividend arrearages, discussed below, are satisfied.

The Company preferred stock dividends of 8.5% per annum were paid in 1993 and the first two quarters of 1994. On August 9, 2002 a dividend of $0.15 per share was declared, payable on October 1, 2002. The quarterly dividends unpaid through and including October 1, 2002 are cumulatively in arrears. The cumulative unpaid preferred stock dividends relating to the shares held by the Plan at December 31, 2002 and 2001 totaled $168,854 and $92,568, respectively. On November 8, 2002, the Company declared a dividend of $0.15 per share payable on January 1, 2003.

(Continued)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Gains and losses on sale of investments are determined using the average cost method. Changes in market values after the plan year end are not reflected in the accompanying financial statements.

(2)     Description of Plan

The following summary of the Plan provides general information only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is administered by a retirement benefits committee, which is appointed by the chairman and CEO of the Company. The trustee, Mellon Bank, N.A. (prior to April 1, 2001) and Connecticut General Life Insurance Company (effective April 1, 2001), has full responsibility for the control and management of the assets of the Plan. Substantially all trustee fees, administrative costs, and investment fees of the Plan are paid by the Company; however, costs of administrative expenses directly attributable to participant accounts are paid by participants.

All active, full-time employees, not subject to collective bargaining agreements unless specifically negotiated, who have completed at least three months of continuous service (500 hours of service) are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

(b)	Contributions

Participants may contribute between 1% and 22% of their base compensation. The participant’s maximum contribution is limited by the Internal Revenue Code to $11,000 for the calendar year 2002. Except for the acquired entities discussed in note 3, the Company matches employee contributions under the Plan in an amount equal to 50% of the employee contributions, not to exceed 3% of base compensation.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Distributions

On termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount or in annual installments over a five-, ten-, or fifteen-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(Continued)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(e)	Vesting

Participants are vested in the balance in their accounts, including shares and cash attributable to the Company’s contributions, except for new participants hired subsequent to the acquisitions which were effective April 30, 2001 (see note 3). Vesting for new participants in the Company’s contributions is based on years of continued service. A new participant is 50% vested after one year and 100% vested after two years.

(3)     Acquisitions

Effective April 30, 2001, the Company, through its separate wholly owned subsidiary, Westmoreland Mining LLC (WML), completed the acquisitions of the coal business of The Montana Power Company (Montana Power) and the coal operations of Knife River Corporation (a subsidiary of MDU Resources Group, Inc.). As a result of the acquisitions, the new employees transitioned from their previous plans to the Company’s plan. Because the employees of the acquired entities participated in a consolidated plan which was not terminated, the transition was not considered a plan to plan transfer. Each employee was given the option to transfer his/her investments to the Company’s plan, rollover into another investment vehicle or remain in the previous plan.

As part of the requirements of the acquisitions, each entity acquired was provided with benefits at least equal to its previous plan. An outline of each acquired entity’s company matching structure is as follows:

Dakota Westmoreland Corporation (DWC) and Westmoreland Savage Corporation (Savage) – 50% of the employee contributions, not to exceed 3.0% of base compensation

Northwestern Resources Co. (NWR) -
‹5 years of service, 70% of employee contributions, not to exceed 1.4% of base compensation
5-9 years of service, 70% of employee contributions, not to exceed 2.8% of base compensation
10+ years of service, 70% of employee contributions, not to exceed 4.2% of base compensation

Western Energy Company (WECO) -
100% of employee contributions, not to exceed 4% of base compensation.

Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

In anticipation of the acquisitions, the Company elected to change its plan administrator and trustee, respectively, from Dreyfus Retirement Services and Mellon Bank, N.A., to CIGNA Retirement and Investment Services (CIGNA) and Connecticut General Life Insurance Company (CG Life). In conjunction with the change in plan administrator and trustee, the Company also changed the matching contribution from cash to newly issued Company stock.

(4)     Participant Loans

Participants may request loans from the Plan, which may only be taken from participant contribution account balances. No loan may be granted in an amount less than $1,000. The maximum loan may not exceed 50% of the fair value of the participant’s account balance to a maximum of $50,000, and may be further limited by other provisions of the Internal Revenue Code. The loans are generally repayable over a maximum period of five years and the interest rate is equal to the prime rate plus 1% as of the loan application date. Loans for a primary residence may be repaid over a period of up to 20 years. Principal repaid and interest paid are credited to the participant’s accounts. A participant may have up to two loans outstanding at any one time. The interest rates on loans outstanding at December 31, 2002 and 2001 range from 5.75% to 10.5%.

(Continued)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

As a result of the acquisitions, employees with existing loan balances were permitted to roll over their balances into the Company’s plan and are subject to the terms above.

(5)    Income Taxes

The Plan obtained its latest determination letter February 2, 1996, which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and, therefore, is exempt from federal income taxes. The Plan has been amended since receiving this letter. However, in the opinion of the plan administrator, the Plan is being operated within the terms of the Plan and remains qualified under the applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)    Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

(7)    Investments

Investments representing 5% or more of net assets available for distribution to participants as of December 31, 2002 and 2001 are as follows:

	2002	2001

Westmoreland Common Stock	$2,814,267	1,805,279
Guaranteed Income Fund	1,876,384	1,286,580
CIGNA Lifetime 40 Fund	*	559,777
CIGNA Lifetime 30 Fund	*	517,310
Janus Adviser Balanced Account	881,283	668,630
S&P 500 Index Fund	1,407,548	1,555,965
Large Cap Growth/Morgan Stanley Fund	691,551	739,017
Small Cap Growth/Times Square Fund	*	550,641

* Amount does not represent 5% or more as of the period presented.

Net appreciation (depreciation) of investments, including realized and unrealized gains and losses for the year ended December 31, 2002 are as follows:

(Continued)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

2002

Westmoreland Common Stock	$(346,174)
Westmoreland Preferred Stock	12,966
Common/collective trust funds	(1,266,934)

$(1,600,142)

Historically participants could direct their contributions (both employer and employee contributions) to invest in any combination of the following, however, effective April 1, 2001, employer matching contributions are only made in Company common stock and may not be redirected.

Westmoreland Common Stock – Newly issued Westmoreland Coal Company common stock is issued at the prevailing price on the open market. Any cash dividends paid are used to purchase additional shares of Westmoreland common stock. The Westmoreland Common Stock Fund held 239,360 and 130,772 shares of Westmoreland common stock at December 31, 2002 and 2001, respectively. The market value of the stock on these dates was $11.75 and $13.60 per share, respectively.

Westmoreland Preferred Stock – This fund provides the participant the option to invest in Westmoreland Coal Company preferred stock, which offers a cumulative dividend that is preferential to its common stock. The Westmoreland Preferred Stock Fund held 9,800 and 6,221 shares of Westmoreland preferred stock at December 31, 2002 and 2001, respectively. The market value of the stock on these dates was $32.50 and $30.00 per share, respectively.

Temporary Investment Funds – These funds hold temporary cash investments maintained by the custodian pending the purchase of or investment in participant directed investments.

Guaranteed Income Fund – This fixed income fund invests in a diversified portfolio of high quality, fixed income instruments (primarily intermediate-term bonds and commercial mortgages) within Connecticut General Life Insurance Company’s General Account.

Janus Adviser Balanced Account – This fund seeks long-term capital growth consistent with preservation of capital and balanced by current income. The fund assets are shifted between growth and income components of the Funds’ portfolio, based on portfolio management’s analysis of relevant market, financial, and economic conditions.

S&P 500 Index Fund – This fund seeks to provide long-term growth of capital and income by resembling the composition of the S&P 500 index.

Large Cap Value/John A. Levin & Co. Fund – This fund seeks to consistently achieve appreciation, capture high rates of return and avoid major losses while remaining fully invested in the market. The investment style of the fund emphasizes the preservation of capital, avoidance of risk and control of volatility.

Large Cap Growth/Morgan Stanley Fund – This fund seeks to provide capital appreciation with minimal focus on income by investing in predominantly equity securities.

Small Cap Growth/Times Square Fund – This fund seeks to achieve long-term capital appreciation by investing in both common and preferred stock of U.S. companies. The fund focuses on growing companies with new product developments or technological breakthroughs.

(Continued)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Small Cap Value/Berger Fund – This fund seeks to provide long-term capital appreciation by investing primarily in the common stocks of well-established companies located outside the U.S.

CIGNA Lifetime Funds – All CIGNA Lifetime funds are funds that change with a person’s age and seek to provide appropriate asset allocations based on the person’s age. All of the funds invest in a mix of small cap stock, large cap stock, global international stock and fixed income securities. Additionally, the allocation between stocks and bonds changes from lifetime fund and the percentage of bonds investments is higher as age increases.

International Blend/Bank of Ireland Fund – This fund seeks to provide long-term capital appreciation by investing primarily in the common stock of well-established companies located outside of the U.S.

(Continued)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002

(8)    Changes in Net Assets Available for Distribution to Participants by Investment Alternative for the Year Ended December 31, 2002

	Participant Directed Funds	Westmoreland Common Stock	Westmoreland Preferred Stock	Total

Net assets available for distribution to participants at December 31, 2001	$8,233,362	1,805,279	190,661	10,229,302

Additions (deductions) to net assets attributed to:
Company contributions	--	1,166,110	--	1,166,110
Employee contributions	2,833,944	--	--	2,833,944
Participant rollover contributions	95,600	--	--	95,600
Investment income (loss):
Interest and dividends	111,098	2,794	1,748	115,640
Net appreciation (depreciation) of investments, including realized and unrealized gains and losses	(1,266,934)	(346,174)	12,966	(1,600,142)
Distributions to participants, net of expenses	(228,305)	(43,463)	(7,934)	(279,702)
Loan distributions	(19,629)	--	--	(19,629)
Participant directed common/preferred stock	(353,631)	232,562	121,069	--

Net increase in assets available for distribution to participants	1,172,143	1,011,829	127,849	2,311,821

Net assets available for distribution to participants at December 31, 2002	$9,405,505	2,817,108	318,510	12,541,123

(Continued)

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES’
SAVINGS/RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(9)    Forfeitures

Forfeitures due to a participant’s withdrawal prior to full vesting of employer contributions are used to reduce the Company’s contributions. Forfeitures in 2002 and 2001 were $366 and $347, respectively. As of December 31, 2002, forfeited nonvested accounts totaled $1,692.

(10)    Nonexempt Transactions

There were unintentional delays by the Company in submitting participant deferrals in the amount of $44,430. The Company has estimated $124 as the amount of lost investment income.

(11)    Risks and Uncertainties

The Plan provides for various investment options in common collective trusts and stock funds. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect amounts presented in the statements of net assets available for distributions to participants.

(Continued)

Schedule 1

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES'
SAVINGS/RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, or other similar party	Fair value

Equity securities:
* Westmoreland Preferred Stock, 9,800 shares (historical cost basis - $218,486)	$318,510
* Westmoreland Common Stock, 239,360 shares (historical cost basis - $1,979,910)	2,814,267
* Temporary Investment Fund	2,841

3,135,618

Common/collective trust funds:
* Guaranteed Income Fund	1,876,384
* CIGNA Lifetime 60 Fund	50,834
* CIGNA Lifetime 50 Fund	499,998
* CIGNA Lifetime 40 Fund	579,115
* CIGNA Lifetime 30 Fund	587,628
* CIGNA Lifetime 20 Fund	404,925
* Janus Adviser Balanced Account	881,283
* S&P 500 Index Fund	1,407,548
* Large Cap Value/John A. Levin and Co. Fund	474,497
* Large Cap Growth/Morgan Stanley Fund	691,551
* Small Cap Growth/Times Square Fund	558,016
* Small Cap Value/Berger Fund	505,373
* International Blend/Bank of Ireland Fund	182,909

8,700,061
Participant loans (interest rates ranging from 5.75% to 10.5%)	535,782

Total investments	$12,371,461

* Denotes party-in-interest

Note: Information on cost of investments is excluded for participant-directed investments.

See accompanying independent auditors' report.

Schedule 2

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES'
SAVINGS/RETIREMENT PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2002

(a) Identity of party involved	(b) Description of asset (include interest rate and maturity in case of a loan)	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)

CFSI	WMC Common stock	$859,534	N/A	N/A	N/A	859,534	859,534	--
CFSI	WMC Common stock	N/A	27,149	N/A	N/A	33,799	27,149	(6,650)

See accompanying independent auditors' report.

Schedule 3

WESTMORELAND COAL COMPANY AND
AFFILIATED COMPANIES EMPLOYEES'
SAVINGS/RETIREMENT PLAN

Schedule G, Part III - Schedule of Nonexempt Transactions

December 31, 2002

(a) Identity of party involved	(b) Description of asset (include interest rate and maturity in case of a loan)		(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)

Westmoreland Coal Company, Plan Sponsor	Untimely remittance of Employee contributions withheld from 2002 payroll to the Plan. Lost interest determined to be $124 for the year ended December 31, 2002.	$	N/A	N/A	N/A	N/A	44,430	44,554	124

See accompanying independent auditors’ report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Westmoreland Coal Company and Affiliated Companies Employees Savings/Retirement Plan

July 8, 2003	/s/Lorna M. Souther
Date	Lorna M. Souther
Plan Administrator

Exhibit Index

Exhibit No.

23	Consent of KPMG LLP

99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 23

Consent of Independent Auditors

The Retirement Benefits Committee
Westmoreland Coal Company and Affiliated Companies:

We consent to incorporation by reference in the registration statement (No. 333-56904) on Form S-8 of Westmoreland Coal Company of our report dated June 6, 2003 relating to the statements of net assets available for distribution to participants of the Westmoreland Coal Company and Affiliated Companies Employees’ Savings/Retirement Plan as of December 31, 2002 and 2001, and the statement of changes in net assets available for distribution to participants for the year ended December 31, 2002 and the related schedules, which report appears in the December 31, 2002 annual report on Form 11-K of the Westmoreland Coal Company and Affiliated Companies Employees’ Savings/Retirement Plan.

          KPMG LLP

Denver, Colorado
July 11, 2003

Exhibit 99.1

STATEMENT PURSUANT TO 18 U.S.C.ss.1350

Pursuant to 18 U.S.C. § 1350, each of the undersigned certifies that this Annual Report on Form 11-K for the period ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in this report fairly presents, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of Westmoreland Coal Company and Affiliated Companies Employees’ Savings / Retirement Plan.

Dated: July 8, 2003	/s/Thomas Cirillo
Thomas Cirillo
Vice President Planning & Administration

Dated: July 8, 2003	/s/Lorna Souther
Lorna Souther
Plan Administrator

A signed original of this written statement required by Section 906 has been provided to Westmoreland Coal Company and will be retained by Westmoreland Coal Company and furnished to the Securities and Exchange Commission or its staff upon request.